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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 15

         CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER
       SECTION 12(G) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION
           OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(D) OF THE
                      SECURITIES AND EXCHANGE ACT OF 1934.

                        Commission File Number 001-06853


                             SHAW INDUSTRIES, INC.
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             (Exact name of registrant as specified in its charter)


         616 EAST WALNUT AVENUE, DALTON, GEORGIA 30720; (706) 278-3812
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    (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)


                      COMMON STOCK, NO PAR VALUE PER SHARE
           RIGHTS TO PURCHASE SERIES A PARTICIPATING PREFERRED STOCK
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            (Title of each class of securities covered by this Form)


                                      None
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 (Titles of other classes of securities for which a duty to file reports under
                        Section 13(a) or 15(d) remains)


         Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

         Rule 12g-4(a)(1)(i)    [X]         Rule 12h-3(b)(1)(i)    [X]
         Rule 12g-4(a)(1)(ii)   [ ]         Rule 12h-3(b)(1)(ii)   [ ]
         Rule 12g-4(a)(2)(i)    [ ]         Rule 12h-3(b)(2)(i)    [ ]
         Rule 12g-4(a)(2)(ii)   [ ]         Rule 12h-3(b)(2)(ii)   [ ]
                                            Rule 15d-6             [ ]

       Approximate number of holders of record as of the certification or notice date: 21
                                             --

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         Pursuant to the requirements of the Securities Exchange Act of 1934,
Shaw Industries, Inc., as the surviving corporation of the merger with SII Acquisition, Inc., a Georgia corporation, has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.



Date: January 8, 2001                  By: /s/ BENNIE M. LAUGHTER
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                                           Bennie M. Laughter
                                           General Counsel and Secretary



Instruction: This form is required by rules 12g-4, 12h-3 and 15d-6 of the General Rules and Regulations under the Securities Exchange Act of 1934. The registrant shall file with the Commission three copies of Form 15, one of which shall be manually signed. It may be signed by an officer of the registrant, by counsel or by any other duly authorized person. The name and title of the person signing the form shall be typed or printed under the signature.